Financial Reports

ServeScape, Inc. dba Scapify
For the period ended December 31, 2021



Prepared by

ServeScape, Inc.

Prepared on

October 5, 2022

Table of Contents

Letter of Introduction

These financial statements are unaudited by any financial services or accounting firm. They are the product of the management team of ServeScape Inc. d/b/a Scapify, prepared in good faith in line with generally accepted accounting principles ("GAAP").

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase 0669	35,390.08
Savings 9318	1,058.58
Urban Agriculture Inc.	3,743.27
Total Bank Accounts	**40,191.93**
Total Current Assets	**40,191.93**
Fixed Assets	
Fixed Asset Computers	3,744.84
Vehicles	46,694.07
Website Build	93,057.34
Accumulated Amortization - Website	-4,384.74
Total Website Build	**88,672.60**
Total Fixed Assets	**139,111.51**
TOTAL ASSETS	**$179,303.44**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AE Plum Card 64009	2,794.40
Amex 41004	11,233.55
Chase 1989 Clay (deleted)	2,558.22
Chase 9700 Katie	3,774.41
Credit Card - Chase 5423	18,931.92
Total Credit Cards	**39,292.50**
Other Current Liabilities	
Barclay Loan	10,000.00
Clearco Loan	13,868.40
EIDL LOAN	2,000.00
Gusto Clearing	3,345.00
Loan from Cambardella, LLC	4,621.12
Loan from Mario Cambardella	43,358.43
NV4 Van Loan Ford	32,010.13
Sales Tax Payable	
Sales Tax Payable - QBO	875.06
Sales Tax Payable - Shopify	2,254.02
Total Sales Tax Payable	**3,129.08**
Shopify Capital Loan	4,136.78
Total Other Current Liabilities	**116,468.94**
Total Current Liabilities	**155,761.44**

	Total
Long-Term Liabilities	
Angel Investment	100,000.00
Techstar Investment	120,000.00
Total Long-Term Liabilities	**220,000.00**
Total Liabilities	**375,761.44**
Equity	
Common Stock	1,000.00
Contributed Capital	
Prior Contributed Capital	11,163.62
Shareholder's Contributions	30,696.55
Shareholder's Distributions	-8,025.81
Total Contributed Capital	**33,834.36**
Opening Balance Equity	-15,230.00
Retained Earnings	-47,707.05
Net Income	-168,355.31
Total Equity	**-196,458.00**
TOTAL LIABILITIES AND EQUITY	**$179,303.44**

Profit and Loss

	Total
INCOME	
Design Income	34,985.88
Plant Sales Income - Commercial	53,020.79
Plant Sales Income - Retail	358,744.80
Shipping Income	443.89
Total Income	**447,195.36**
COST OF GOODS SOLD	
Cost of Plant Sales	
Material Freight & Delivery Labor	39,942.98
Materials Costs	216,409.46
Total Cost of Plant Sales	**256,352.44**
Design Labor	49,228.10
Total Cost of Goods Sold	**305,580.54**
GROSS PROFIT	**141,614.82**
EXPENSES	
Accounting Fees	3,045.00
Advertising and Promotion	59,291.80
Auto and Truck Expenses	5,186.94
Bank Fees	152.72
Donation	1,085.00
Dues & Subscriptions	5,553.61
Entertainment	663.50
Insurance Expense	4,892.38
Interest Expense	196.97
Legal	16,224.50
Loan Interest	2,529.46
Marketing	22,566.25
Meals	2,964.98
Meals for Employees	2,560.80
Mileage Reimbursements	3,752.22
Office Expense	7,099.87
Payroll Expenses	
Payroll Taxes	4,113.21
Salaries - Employees	41,126.53
Salaries - Officer	5,600.00
Total Payroll Expenses	**50,839.74**
Postage and Delivery	346.50
QuickBooks Payments Fees	497.24
Rent Expense	29,403.64
Repairs and Maintenance	8,520.65
Security	74.97
Software Fees	

	Total
Gusto Fees	696.00
Shopify Fees	5,826.15
Total Software Fees	**6,522.15**
Storage	656.20
Tolls and Parking	48.00
Tools and Small Equipment	1,274.50
Travel	1,096.22
Utilities	1,866.48
Total Expenses	**238,912.29**
NET OPERATING INCOME	**-97,297.47**
OTHER INCOME	
Interest Earned	0.07
Rewards	3,374.34
Total Other Income	**3,374.41**
NET OTHER INCOME	**3,374.41**
NET INCOME	**$ -93,923.06**

Statement of Cash Flows

June 11 - December 31, 2021

	Total
OPERATING ACTIVITIES	
Net Income	-77,309.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-16,700.39
AE Plum Card 64009	684.21
Amex 41004	11,233.55
Chase 0793 Allan	-1,242.90
Chase 1989 Clay (deleted)	1,772.41
Chase 4744 Caroline	-144.50
Chase 9700 Katie	3,291.85
Credit Card - Chase 5423	-9,585.95
Barclay Loan	10,000.00
Celtic Bank Loan	-3,134.78
Clearco Loan	13,868.40
Gusto Clearing	3,345.00
NV4 Van Loan Ford	-3,103.94
Sales Tax Payable:Sales Tax Payable - QBO	-529.67
Sales Tax Payable:Sales Tax Payable - Shopify	-729.72
Shopify Capital Loan	6,405.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**15,428.61**
Net cash provided by operating activities	**-61,880.71**
INVESTING ACTIVITIES	
Fixed Asset Computers	-3,744.84
Website Build	-34,499.11
Net cash provided by investing activities	**-38,243.95**
FINANCING ACTIVITIES	
Techstar Investment	120,000.00
Contributed Capital:Shareholder's Contributions	26,696.30
Contributed Capital:Shareholder's Distributions	-7,592.59
Opening Balance Equity	-15,260.00
Net cash provided by financing activities	**123,843.71**
NET CASH INCREASE FOR PERIOD	**23,719.05**
Cash at beginning of period	16,472.88
CASH AT END OF PERIOD	**$40,191.93**

Statement of Equity

	Jun 11 - Dec 31, 2021	Total Jan - Dec 2021 (YTD)
ASSETS		
TOTAL ASSETS		
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Contributed Capital		
Shareholder's Contributions	26,696.30	3,214.68
Shareholder's Distributions	-7,592.59	8,292.44
Total Contributed Capital	**19,103.71**	**11,507.12**
Retained Earnings		
Net Income		
Total Equity	**19,103.71**	**11,507.12**
TOTAL LIABILITIES AND EQUITY	**$19,103.71**	**$11,507.12**

Notes to Financial Statements

ServeScape, Inc.

1. Organization and Nature of Business

ServeScape, Inc. d/b/a Scapify was incorporated in the State of Georgia on June 11, 2021 as a C-Corporation. The business began operations in 2012 and has continued those operations to the present.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in good faith and, to the best of our ability, in conformity with U.S. generally accepted accounting principles ("GAAP"). All included financial statements are in cash basis.

Income Tax

ServeScape Inc. is registered as a C-Corporation in the State of Georgia.

3. Subsequent Events

Subsequent events have been evaluated through October 5th, 2022, the date the financial statements were written.

Loans

Loans and investments included on balance sheet.